AMERICA MOVIL ACQUIRES AN INTEREST IN CTI

MEXICO CITY (MEXICO), July 24th, 2003. America Movil, S.A. de C.V. (America Movil) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL] announced today that it has acquired an option to purchase a controlling interest in argentine wireless company CTI. This transaction takes place in the context of a restructuring of CTI's debt that would result in a write off of over 75% of its 1.1 billion-dollar debt.

CTI has 1.2 million subscribers and licenses that allow it to provide nationwide wireless service in Argentina, a country with a population of approximately 37 million people.

Coinmov entered into an agreement with Verizon and other CTI shareholders under which, subject to certain conditions including regulatory approvals, will acquire a 100% ownership interest in CTI Holdings. Coinmov has provided America Movil with the option mentioned before which, if exercised, would leave America Movil with a 60% voting interest and 49% economic interest in Coinmov and, eventually, CTI. Exercise by America Movil of its option would depend, among other things, on obtaining regulatory approvals.

Upon completion of the debt restructuring CTI's enterprise value will amount to just under 200 million dollars, once payments made to the equity holders and the cash position of the company are taken into account. In the case of the secured debt, nearly 74% of the total debt, lenders have accepted the restructuring plan and in the case of the unsecured obligations, substantially all of them bonds issued by CTI Holdings, commitments have been obtained from bondholders that represent approximately 90% of the outstanding CTI bonds to support and vote in favor of a restructuring plan of such debt.

Through its subsidiary Techtel, America Movil has agreed to manage and operate CTI once the closing of the Coinmov purchase agreement takes place.

About America Movil

America Movil is the leading provider of wireless services in Latin America. It has more than 36 million wireless subscribers across the continent.

About Techint

Argentina's main consortium, Techint (America Movil's partner in Techtel) generated revenues of 7.8 billion dollars in 2002 and has over 42 thousand employees. It has participated in the telecommunications industry since 1990.

About Techtel

Techtel, a subsidiary of America Movil and Techint, is a communications company that provides data, video, voice and long distance phone services to the home and corporate markets in Argentina and Uruguay. Its fiber-optic backbone extends over four thousand kilometers.

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